Exhibit 99.1

FIRST QUARTER 2024 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2024 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17 Insurance Contracts (IFRS 17). Comparative amounts have been restated from those previously presented. Our Q1 2024 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $3.6 Billion Up 14% YoY	Diluted EPS[1] $2.50 Up 12% YoY	Total PCL[2] $813 Million PCL on loans ratio[3] up 3 bps[4] QoQ	ROE[5] 13.1% Up 50 bps YoY	CET1 Ratio[6] 14.9% Above regulatory requirements

Adjusted net income[7] $4.1 Billion Down 5% YoY	Adjusted Diluted EPS[7] $2.85 Down 6% YoY	Total ACL[8] $5.7 Billion ACL on loans ratio[9] up 3 bps QoQ	Adjusted ROE[7] 14.9% Down 230 bps YoY	LCR[10] 132% Up from 131% last quarter

TORONTO, February 28, 2024 — Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $3.6 billion for the quarter ended January 31, 2024, up $449 million or 14% from the prior year, which included the $1,050 million impact of the Canada Recovery Dividend (CRD) and other tax related adjustments. Diluted EPS was $2.50, up 12% over the same period. Adjusted net income7 and adjusted diluted EPS7 of $4.1 billion and $2.85 were down 5% and 6%, respectively, from the prior year.

Our consolidated results reflect an increase in total PCL of $281 million from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking and Capital Markets, partially offset by lower provisions in Wealth Management. The PCL on loans ratio of 37 bps increased 12 bps from the prior year. The PCL on impaired loans ratio12 was 31 bps, up 14 bps from the prior year as provisions continue to trend upwards, reflecting the impact of higher interest rates and rising unemployment.

Results also reflected the impact of specified items relating to the planned acquisition of HSBC Bank Canada (HSBC Canada), including transaction and integration costs ($265 million before-tax and $218 million after-tax), and management of closing capital volatility ($286 million before-tax and $207 million after-tax). The cost of the Federal Deposit Insurance Corporation (FDIC) special assessment of $159 million before-tax ($115 million after-tax) also impacted results.

Pre-provision, pre-tax earnings7 of $5.2 billion were down $607 million or 11% from last year, mainly due to higher expenses, and lower revenue in Capital Markets, largely reflecting lower trading revenue compared to a strong prior year. These factors were partially offset by higher insurance investment results from favourable investment performance as we repositioned our portfolio for transition to IFRS 17. Results benefitted from higher net interest income driven by solid volume growth, as well as higher fee-based client assets reflecting market appreciation and net sales in Wealth Management.

Compared to last quarter, net income was down 9%, partly reflecting a higher effective tax rate, as results in the prior quarter included the favourable impact of the specified item relating to certain deferred tax adjustments, and higher PCL on impaired loans. Lower results in Corporate Support and Personal & Commercial Banking were partially offset by higher results in Wealth Management, Capital Markets and Insurance. Adjusted net income7 was up 8% over the same period. Pre-provision, pre-tax earnings7 were up 12% as higher revenue more than offset expense growth.

Our capital position remains robust, with a CET1 ratio6 of 14.9%, supporting solid volume growth and $1.9 billion in common share dividends.

“As our first quarter results show, RBC has the right strategy in place to grow today while also generating long-term value for shareholders. Underpinned by our balance sheet strength, prudent approach to risk management and diversified business model, we delivered solid, client-driven volume growth and a continued focus on expense control. As we look towards the completion of our planned HSBC Canada acquisition, we remain focused on being a trusted advisor to clients through the delivery of new and differentiated banking experiences.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5

Return on equity (ROE) is calculated as net income available to common shareholders divided by average common equity. For further information, refer to the Key performance and non-GAAP measures section on pages 3 to 5 of this Earnings Release.

6

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

7	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 3 to 5 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10

The Liquidity coverage ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our Q1 2024 Report to Shareholders.

11	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
12	PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.

Q1 2024 Compared to Q1 2023	Reported: • Net income of $3,582 million • Diluted EPS of $2.50 • ROE of 13.1% • CET1 ratio[13] of 14.9%	h 14% h 12% h 50 bps h 220 bps	Adjusted[14]: • Net income of $4,066 million • Diluted EPS of $2.85 • ROE of 14.9%	i 5% i 6% i 230 bps

Q1 2024 Compared to Q4 2023	• Net income of $3,582 million • Diluted EPS of $2.50 • ROE of 13.1% • CET1 ratio[13] of 14.9%	i 9% i 9% i 180 bps h 40 bps	• Net income of $4,066 million • Diluted EPS of $2.85 • ROE of 14.9%	h 8% h 8% h 70 bps

Personal & Commercial Banking

Net income of $2,061 million decreased $65 million or 3% from a year ago, primarily attributable to higher PCL and non-interest expenses. These factors were partially offset by higher net interest income reflecting average volume growth of 9% in deposits (including 11% in personal deposits) and 5% in loans (including double-digit growth in business lending and credit cards of 14% and 13%, respectively) in Canadian Banking, and higher spreads.

Compared to last quarter, net income decreased $30 million or 1%, primarily attributable to higher PCL. This was largely offset by lower non-interest expenses, higher card service revenue, as well as higher net interest income reflecting average volume growth of 1% and higher spreads in Canadian Banking.

Wealth Management

Net income of $606 million decreased $224 million or 27% from a year ago, mainly due to the cost of the FDIC special assessment of $159 million before-tax ($115 million after-tax) in U.S. Wealth Management (including City National) in the current quarter. Higher variable compensation commensurate with increased commissionable revenue, higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National, and lower net interest income also contributed to the decrease. These factors were partially offset by higher fee-based client assets reflecting market appreciation and net sales.

Compared to last quarter, net income increased $391 million, as last quarter reflected the impact of the specified item relating to impairment losses on our interest in an associated company and legal provisions in U.S. Wealth Management (including City National). These factors were partially offset by the cost of the FDIC special assessment, in the current quarter, as noted above. U.S. Wealth Management (including City National) results also included the impact of releases of provisions on performing loans in the current quarter, as compared to provisions taken last quarter.

Insurance

Net income of $220 million increased $153 million from a year ago, primarily due to higher insurance investment result from favourable investment performance as we repositioned our portfolio for the transition to IFRS 17. The current period also benefitted from favourable market conditions. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Compared to last quarter, net income increased $123 million, as the prior quarter included the impact of unfavourable annual actuarial assumption updates in insurance service result. Insurance investment result increased largely from favourable investment performance as we repositioned our portfolio for the transition to IFRS 17. The current period also benefitted from favourable market conditions. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Capital Markets

Net income of $1,154 million decreased $87 million or 7% from a year ago, primarily driven by lower revenue in Global Markets compared to stronger results in the prior year and higher PCL. These factors were partially offset by lower taxes reflecting changes in earnings mix.

Compared to last quarter, net income increased $167 million or 17%, mainly due to higher revenue in Global Markets, largely driven by higher fixed income revenue across most regions. These factors were partially offset by higher taxes.

Corporate Support

Net loss was $459 million for the current quarter, primarily due to the after-tax impact of transaction and integration costs of $218 million and the after-tax impact of management of closing capital volatility of $207 million, both of which are related to the planned acquisition of HSBC Canada and treated as specified items.

13	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s Basel III CAR guideline.
14	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 3 to 5 of this Earnings Release.

Net income was $549 million in the prior quarter, primarily due to a specified item relating to certain deferred tax adjustments of $578 million, as well as a favourable impact from tax-related items. These factors were partially offset by the after-tax impact of transaction and integration costs of $167 million relating to the planned acquisition of HSBC Canada, which is treated as a specified item.

Net loss was $1,131 million in the prior year, primarily due to the impact of the CRD and other tax related adjustments of $1,050 million, which is a specified item. Asset/liability management activities and residual unallocated items also contributed to the net loss.

Capital, Liquidity and Credit Quality

Capital – As at January 31, 2024, our CET1 ratio15 was 14.9%, up 40 bps from last quarter, mainly reflecting net internal capital generation, the favourable impact of fair value OCI adjustments and share issuances under the DRIP. These factors were partially offset by RWA growth (excluding FX) and the net impact of regulatory updates.

Liquidity – For the quarter ended January 31, 2024, the average LCR16 was 132%, which translates into a surplus of approximately $94 billion, compared to 131% and a surplus of approximately $91 billion in the prior quarter. Average LCR16 remained relatively stable from the prior quarter as increased wholesale funding volumes and deposits were largely offset by on-balance sheet securities and loan growth.

The Net Stable Funding Ratio17 (NSFR) as at January 31, 2024 was 113%, which translates into a surplus of approximately $112 billion, compared to 113% and a surplus of approximately $109 billion in the prior quarter. NSFR remained relatively stable from the previous quarter as lower funding requirements for loans and securities financing transactions were largely offset by additional funding requirements on securities.

Credit Quality

Q1 2024 vs. Q1 2023

Total PCL increased $281 million or 53% from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking and Capital Markets, partially offset by lower provisions in Wealth Management. The PCL on loans ratio increased 12 bps. The PCL on impaired loans ratio of 31 bps increased 14 bps.

PCL on performing loans decreased $40 million or 23%, mainly due to releases in the current quarter in U.S. Wealth Management (including City National), largely driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality, as compared to provisions taken last year.

PCL on impaired loans increased $328 million, primarily due to higher provisions in our Canadian Banking portfolios and Capital Markets, mainly in the real estate and related sector.

Q1 2024 vs. Q4 2023

Total PCL increased $93 million or 13% from last quarter, mainly due to higher provisions in Personal & Commercial Banking and Capital Markets, partially offset by lower provisions in U.S. Wealth Management (including City National). The PCL on loans ratio increased 3 bps. The PCL on impaired loans ratio increased 6 bps.

PCL on performing loans decreased $61 million or 31%, mainly due to releases in the current quarter as compared to provisions in the prior quarter in U.S. Wealth Management (including City National) and lower provisions in Capital Markets, both of which were largely due to favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit outlook. These factors were partially offset by higher provisions in our Canadian Banking portfolios, mainly due to favourable changes to our macroeconomic forecast in the prior quarter as compared to unfavourable changes this quarter, partially offset by lower unfavourable changes in credit quality.

PCL on impaired loans increased $146 million or 27%, primarily due to higher provisions in our Canadian Banking portfolios.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2024 with the corresponding period in the prior year and the three months ended October 31, 2023. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

15	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s Basel III CAR guideline.
16	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q1 2024 Report to Shareholders.
17	The NSFR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q1 2024 Report to Shareholders.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings[18]

Pre-provision, pre-tax earnings is calculated as income (Q1 2024: $3,582 million; Q4 2023: $3,939 million; Q1 2023: $3,133 million) before income taxes (Q1 2024: $766 million; Q4 2023: $(33) million; Q1 2023: $2,103 million) and PCL (Q1 2024: $813 million; Q4 2023: $720 million; Q1 2023: $532 million). We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle.

Adjusted results

We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses.

Our results for all reported periods were adjusted for the following specified item:

•	Transaction and integration costs relating to our planned acquisition of HSBC Canada.

Our results for the three months ended January 31, 2024 were adjusted for the following specified item:

•	Management of closing capital volatility related to the planned acquisition of HSBC Canada. For further details, refer to the Key corporate events section of our Q1 2024 Report to Shareholders.

Our results for the three months ended October 31, 2023 were adjusted for the following specified items:

•	Impairment losses on our interest in an associated company.
•	Certain deferred tax adjustments: reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.

Our results for the three months ended January 31, 2023 were adjusted for the following specified item:

•	CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

[18]

Prior period amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

The following table provides a reconciliation of adjusted results to our reported results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2024	October 31 2023 (1)	January 31 2023 (1)
Total revenue	$13,485	$12,685	$13,357
PCL	813	720	532
Non-interest expense	8,324	8,059	7,589
Income before income taxes	4,348	3,906	5,236
Income taxes	766	(33)	2,103
Net income	$3,582	$3,939	$3,133
Net income available to common shareholders	$3,522	$3,870	$3,087
Average number of common shares (thousands)	1,406,324	1,399,337	1,382,754
Basic earnings per share (in dollars)	$2.50	$2.77	$2.23
Average number of diluted common shares (thousands)	1,407,641	1,400,465	1,384,536
Diluted earnings per share (in dollars)	$2.50	$2.76	$2.23
ROE (2)	13.1%	14.9%	12.6%
Effective income tax rate	17.6%	(0.8)%	40.2%
Total adjusting items impacting net income (before-tax)	$631	$537	$97
Specified item: HSBC Canada transaction and integration costs (3)	265	203	11
Specified item: Management of closing capital volatility related to the planned acquisition of HSBC Canada (3), (4)	286	-	-
Specified item: Impairment losses on our interest in an associated company (5)	-	242	-
Amortization of acquisition-related intangibles (6)	80	92	86
Total income taxes for adjusting items impacting net income	$147	$703	$(1,032)
Specified item: HSBC Canada transaction and integration costs (3)	47	36	3
Specified item: Management of closing capital volatility related to the planned acquisition of HSBC Canada (3), (4)	79	-	-
Specified item: Impairment losses on our interest in an associated company (5)	-	65	-
Specified item: Certain deferred tax adjustments (3)	-	578	-
Specified item: CRD and other tax related adjustments (3), (7)	-	-	(1,050)
Amortization of acquisition-related intangibles (6)	21	24	15
Adjusted results (8)
Income before income taxes - adjusted	4,979	4,443	5,333
Income taxes - adjusted	913	670	1,071
Net income - adjusted	$4,066	$3,773	$4,262
Net income available to common shareholders - adjusted	$4,006	$3,704	$4,216
Average number of common shares (thousands)	1,406,324	1,399,337	1,382,754
Basic earnings per share (in dollars) - adjusted	$2.85	$2.65	$3.05
Average number of diluted common shares (thousands)	1,407,641	1,400,465	1,384,536
Diluted earnings per share (in dollars) - adjusted	$2.85	$2.65	$3.04
ROE - adjusted	14.9%	14.2%	17.2%
Adjusted effective income tax rate	18.3%	15.1%	20.1%

(1)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

(2)	ROE is calculated as net income available to common shareholders divided by average common equity. ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)

Beginning the first quarter of 2024, we included management of closing capital volatility related to the planned acquisition of HSBC Canada as a specified item for non-GAAP measures and non-GAAP ratios. For further details, refer to the Key corporate events section of our Q1 2024 Report to Shareholders.

(5)	During the fourth quarter of 2023, we recognized impairment losses on our interest in an associated company. This amount was recognized in Wealth Management.
(6)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(7)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(8)

Effective the second quarter of 2023, we included HSBC Canada transaction and integration costs and amortization of acquisition-related intangibles as adjusting items for non-GAAP measures and non-GAAP ratios. Therefore, comparative adjusted results for the three months ended January 31, 2023 have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure. As at January 31, 2024, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred are $0.6 billion and it is currently estimated that an additional $0.9 billion will be incurred, for a total of approximately $1.5 billion.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q1 2024 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals and the expected closing of the transaction involving HSBC Canada, including transaction and integration costs, and includes statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report) and the Risk management section of our Q1 2024 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q1 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Assumptions about the duration and complexity of technological builds, estimates for closing costs, and estimates of costs required for post-close synergy impacts were considered in the estimation of transaction and integration costs. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q1 2024 Report to Shareholders, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2024 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for February 28, 2024 at 8:00 a.m. (EDT) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217 or 866-696-5910, passcode 4255087#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from February 28, 2024 until May 30, 2024 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 7594177#).

Media Relations Contacts

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

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